UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Callaway Golf Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

131193104

(CUSIP Number)

Trent Dawson

WestRiver Management, LLC

920 5th Ave, Ste 3450

Seattle, WA 98104

425-952-3950

Copy to:

David Clarke, Esq.

Eric DeJong, Esq.

Perkins Coie LLP

1201 3rd Avenue

Seattle, WA 98101

206-359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP Number 131193104

1.	Name of Reporting Person WestRiver Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,259,824*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 268,105*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,259,824
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 184,671,923 shares outstanding as of March 16, 2021.

CUSIP Number 131193104	13D	Page 2 of 6 pages

1.	Name of Reporting Person Erik J. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,259,824*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 268,105*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,259,824
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%**
14.	Type of Reporting Person (See Instructions) IN

*

See Items 2, 4 and 5. As more particularly described in Item 5, Mr. Anderson may be deemed to have beneficial ownership of the Issuer Common Shares that are owned directly by TGP Advisors, LLC, TGP Investors, LLC and TGP Investors II, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Anderson that he is the beneficial owner of any of the Issuer Common Shares owned directly by TGP Advisors, LLC, TGP Investors, LLC or TGP Investors II, LLC for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 184,671,923 shares outstanding as of March 16, 2021.

CUSIP Number 131193104	13D	Page 3 of 6 pages

1.	Name of Reporting Person TGP Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 268,105*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 268,105*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 184,671,923 shares outstanding as of March 16, 2021.

CUSIP Number 131193104	13D	Page 4 of 6 pages

1.	Name of Reporting Person TGP Manager, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,991,719*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,991,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 184,671,923 shares outstanding as of March 16, 2021.

CUSIP Number 131193104	13D	Page 5 of 6 pages

1.	Name of Reporting Person TGP Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,002,342*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,002,342*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,002,342
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 184,671,923 shares outstanding as of March 16, 2021.

CUSIP Number 131193104	13D	Page 6 of 6 pages

1.	Name of Reporting Person TGP Investors II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,989,377*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,989,377*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,989,377
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 184,671,923 shares outstanding as of March 16, 2021.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Issuer Common Shares”), of Callaway Golf Company, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2180 Rutherford Road, Carlsbad, CA 92008-8815.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Person	Address of Principal Office and Principal Business

WestRiver Management, LLC	920 5th Ave, Ste 3450 Seattle, WA 98104

Erik J. Anderson	920 5th Ave, Ste 3450 Seattle, WA 98104

TGP Advisors, LLC	920 5th Ave, Ste 3450 Seattle, WA 98104

TGP Manager, LLC	920 5th Ave, Ste 3450 Seattle, WA 98104

TGP Investors, LLC	920 5th Ave, Ste 3450 Seattle, WA 98104

TGP Investors II, LLC	920 5th Ave, Ste 3450 Seattle, WA 98104

WestRiver Management, LLC (“WestRiver Management”), a Washington limited liability company, is a venture debt and equity firm that provides integrated capital solutions to the global innovation economy. WestRiver Management’s principal business is to manage various affiliated investment funds.

Erik J. Anderson is the sole member and manager of WestRiver Management. Mr. Anderson’s principal occupation is as Chief Executive Officer of WestRiver Group.

TGP Advisors, LLC (“TGP Advisors”), a Delaware limited liability company, TGP Manager, LLC (“TGP Manager”), a Delaware limited liability company, TGP Investors, LLC (“TGP Investors”), a Delaware limited liability company, and TGP Investors II, LLC (“TGP Investors II”), a Delaware limited liability company, are affiliates of WestRiver Management. TGP Manager’s principal business is to serve as managing member of the TGP Investor Funds. The principal business of TGP Advisors, TGP Investors and the TGP Investors II is to make investments in certain portfolio securities.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 8, 2021, the Issuer completed the merger (the “Merger”) of its wholly-owned subsidiary, 51 Steps, Inc., a Delaware corporation (“Merger Sub”), with and into Topgolf International, Inc., a Delaware corporation (“Topgolf”), in accordance with the terms and conditions of the Agreement and Plan of Merger dated October 27, 2020 among the Issuer, Merger Sub and Topgolf (the “Merger Agreement”). As a result of the Merger, Topgolf, the surviving company in the Merger, became a wholly-owned subsidiary of the Issuer. Each of the Reporting Persons is a former stockholder of Topgolf.

At the effective time of the Merger and as a result thereof, each share of Topgolf common stock and preferred stock was cancelled and converted into the right to receive a number of Issuer Common Shares based on applicable exchange ratios as determined under in the Merger Agreement, and the Issuer subsequently issued to the former holders of Topgolf common stock and preferred stock an aggregate of approximately 90 million Issuer Common Shares. Immediately after the closing of, and giving effect to, the Merger and the issuance of the Issuer Common Shares in connection therewith (the “Issuance”), the former Topgolf security holders (including the TGP Investors, TGP Investors II and TGP Advisors) owned approximately 48.7% of combined company, while the security holders of the Issuer immediately prior to the Merger owned approximately 51.3% of the combined company.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.

Stockholders Agreement

On October 27, 2020, contemporaneously with the entry into the Merger Agreement, the Issuer, TGP Investors and TGP Investors II (the “WestRiver Stockholders”), TGP Advisors, PEP TG Investments LP (“Providence”), DDFS Partnership LP and Dundon 2009 Gift Trust (together, the “Dundon Stockholders,” and together with the WestRiver Stockholders and Providence, the “Investor Stockholders”) entered into a Stockholders Agreement. Pursuant to the Stockholders Agreement: (i) Providence (together with its successors and permitted transferees) has the right to designate one person to be appointed or nominated, as the case may be, for election to the Issuer’s board of directors (including any successor, the “Providence Nominee”) for so long as Providence and its successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the Issuer Common Shares owned by them on the closing date of the Merger; (ii) the Dundon Stockholders (together with their successors and permitted transferees) have the right to designate one person to be appointed or nominated, as the case may be, for election to the Issuer’s board of directors (including any successor, the “Dundon Nominee”) for so long as the Dundon Stockholders and their successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the Issuer Common Shares owned by them on the closing date of the Merger; and (iii) the WestRiver Stockholders (together with their respective successors and permitted transferees) will have the right to designate one person to be appointed or nominated, as the case may be, for election to the Issuer’s board of directors (including any successor, the “WestRiver Nominee”, and together with the Providence Nominee and the Dundon Nominee, each a “Nominee”) for so long as the WestRiver Stockholders and their successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the Issuer Common Shares owned by them on the closing date of the Merger. Nominees must satisfy the “independence” requirements under applicable laws, regulations and New York Stock Exchange listing standards and such other criteria and qualifications of the Issuer as are applicable to other non-employee directors of the Issuer. An Investor Stockholder’s Nominee may not be removed from the Issuer’s board unless directed by such Investor Stockholder. An Investor Stockholder’s right to designate a Nominee for appointment or election to the Issuer’s board of directors may be suspended upon the occurrence and during the continuation of certain disqualifying events.

Each of the Nominees who is elected to the Issuer’s board of directors pursuant to the terms of the Stockholders Agreement will be entitled to the same reimbursement for travel and other expenses paid to other non-employee directors of the Issuer and the same indemnification rights provided to other non-employee directors of the Issuer. The Issuer will also maintain in full force and effect directors’ and officers’ liability insurance to the same extent it indemnifies and provides insurance for its other non-employee directors.

Under the Stockholders Agreement, each of the Investor Stockholders, together with their successors and permitted transferees, subject to certain limited exceptions, have agreed not to lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, in each case whether effected directly or indirectly, any Issuer Common Shares (other than shares received in exchange for Series H preferred stock of Topgolf) and securities convertible into Issuer Common Shares held by them, including shares received in the Merger, until 180 days after the closing date of the Merger.

The Issuer and the Investor Stockholders are obligated to take certain other actions relating to the foregoing matters as more specifically set forth in the Stockholders Agreement.

The Stockholders Agreement became effective upon the closing of the Merger and will terminate when the Investor Stockholders no longer have the right to nominate any Nominees under the agreement, or if earlier terminated by written agreement of the Issuer and the Investor Stockholders.

The foregoing summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is filed herewith as Exhibit 3 and incorporated herein by reference.

Registration Rights Agreement

On October 27, 2020, contemporaneously with the entry into the Merger Agreement, the Issuer, TopGolf, the Investor Stockholders, and TGP Advisors (together with the Investor Stockholders, the “Holders”) entered into a Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, after 180 days from the consummation of the Merger, the Holders, together with their successors and permitted assigns, will be entitled to have registered, in certain circumstances, the resale of Issuer Common Shares received by them in connection with the Merger, subject to certain conditions set forth therein. The Registration Rights Agreement provides such Holders with demand, “piggy-back” and shelf registration rights, subject to certain minimum threshold requirements and other customary conditions. The Registration Rights Agreement provides for a maximum of six demand registration requests by the Holders, collectively (or, if Form S-3 is not available to the Issuer, a maximum of two demand registration requests on Form S-1). In addition, the Holders, together with their successors and permitted assigns, have the right to request that up to two demand registrations be effected by means of an underwritten offering. The Issuer will pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, including the reimbursement of certain expenses of counsel to such Holders, not to exceed $50,000.

The registration rights described in this item apply to all Issuer Common Shares received by such persons in connection with the consummation of the Merger and any shares of common stock issued in exchange of any warrant, right or other security that is issued in exchange for or in replacement of the registrable securities. Any securities will cease to be registrable securities under the Registration Rights Agreement when (i) such securities have been sold or otherwise disposed of and are not assigned pursuant to the Registration Rights Agreement or (ii) they become freely saleable without registration and without restrictions or limitations on volume, or manner of sale or otherwise under Rule 144 under the Securities Act (or any similar rule that may be adopted by the SEC).

The Registration Rights Agreement also includes other terms and conditions that are customary for agreements of this type.

Under the Registration Rights Agreement, each of the Holders, together with their successors and permitted assigns, subject to certain limited exceptions, have agreed for the coordination period to coordinate certain transfers or sales of its Issuer Common Shares received in connection with the consummation of the Merger among such other coordinating stockholders. The coordination provisions apply to all registrable securities held by the Investor Stockholders, excluding shares received in exchange for Series F, Series G and Series H preferred stock of Topgolf) (the “Excluded Stock”).

During the coordination period, each of the Holders, together with their successors and permitted transferees, have agreed not to transfer or sell in a given one-year period (with the first such one-year period commencing on the closing date of the Merger) more than 50% of its total registrable securities, other than the Excluded Stock, owned by such coordinated holders on the first day of such one-year period.

The Registration Rights Agreement will not become effective until the closing of the Merger, and will terminate at such time that all registrable securities under the agreement have been sold, transferred, disposed of or exchanged pursuant to a registration statement, or the later of (i) the date upon which there are no registrable securities outstanding and (ii) the expiration of the coordination period.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is filed herewith as Exhibit 4 and incorporated herein by reference.

Each Reporting Person that owns Issuer Common Shares assesses the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s Common Shares in particular. Depending on such assessments, one or all of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of Issuer Common Shares they own, subject to the provisions of the Stockholders Agreement and the Registration Rights Agreement. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Issuer Common Shares, alternative investment opportunities, general economic, financial market and industry conditions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and as set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated herein by reference.

As of March 18, 2021, TGP Advisors (i) owns directly 37,405 Issuer Common Shares outright and (ii) holds directly options to purchase an aggregate of 295,287 Issuer Common Shares, which were issued upon consummation of the Merger in exchange for certain Topgolf options held by TGP Advisors prior to the Merger (“Replacement Options”). The Replacement Options have the same terms and conditions (including as to vesting and expiration) as the Topgolf options they replace, except that the number of Issuer Common Shares and exercise price of the Replacement Options was adjusted based on an equity award exchange ratio set forth in the Merger Agreement. As of March 18, 2021, the Replacement Options are vested and exercisable for a total of 230,700 Issuer Common Shares. The unvested Replacement Options vest in increments annually depending on the original date of grant of the Topgolf options they replaced.

As of March 18, 2021, TGP Investors owns directly 13,002,342 Issuer Common Shares, after giving effect to the Distribution-in-Kind (as defined below).

As of March 18, 2021, TGP Investors II owns directly 4,989,377 Issuer Common Shares, after giving effect to the Distribution-in-Kind (as defined below).

WestRiver Management is the managing member of TGP Advisors and therefore has voting and investment control over the securities owned directly by TGP Advisors.

WestRiver Management is also the managing member of TGP Manager, which is the managing member of each of the TGP Investors and TGP Investors II. TGP Manager has shared voting control (with a three-person Investment Committee of each of the TGP Investors and TGP Investors II, of which Mr. Anderson is one member) over the securities held by the TGP Investors and TGP Investors II.

Erik J. Anderson is the sole member and manager of WestRiver Management.

Due to his relationship to WestRiver Management and WestRiver Management’s relationships with TGP Advisors and TGP Manager, Mr. Anderson may be deemed to have shared voting and investment power with respect to the Issuer Common Shares directly owned by TGP Advisors and shared voting power over the Issuer Common Shares directly owned by the TGP Investors and TGP Investors II. As such, Mr. Anderson may be deemed to have beneficial ownership of the Issuer Common Shares that are directly owned by TGP Advisors, the TGP Investors and TGP Investors II. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Anderson that he is the beneficial owner of any of the Issuer Common Shares owned by TGP Advisors, TGP Investors or TGP Investors II for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of his appointment to Issuer’s board of directors upon consummation of the Merger, Mr. Anderson received an initial award of restricted stock units for 573 Issuer Common Shares (“RSU Award”) pursuant to the terms of the Issuer’s Non-Employee Directors Stock Incentive Plan (“NED Plan”). The RSU Award vests one year after date of grant and is otherwise subject to the terms of the NED Plan.

(c) Other than (i) the issuance of the Issuer Common Shares to TGP Investors, TGP Investors II and TGP Advisors, and the issuance of the Replacement Options to TGP Advisors pursuant to the Merger Agreement (ii) the RSU Award, and (iii) the Distribution-in-Kind (as defined below), the Reporting Persons have not engaged in any transaction during the past 60 days in, any Issuer Common Shares. On March 16, 2021, TGP Investors effected a distribution-in-kind of a total of 1,746,143 Issuer Common Shares received pursuant to the Merger Agreement to its members for no consideration and TGP Investors II effected a distribution-in-kind without consideration of a total of 1,061,962 Issuer Common Shares received pursuant to the Merger Agreement to its members for no consideration (collectively, the “Distribution-in-Kind”).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained as set forth or incorporated in Items 4 and 5 hereof is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among WestRiver Management, LLC, Erik J. Anderson, TGP Advisors, LLC, TGP Manager, LLC, TGP Investors, LLC and TGP Investors II, LLC, dated as of March 18, 2021.

2.	Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway Golf Company, 51 Steps, Inc., and Topgolf International, Inc. (Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 27, 2020).

3.	Stockholders Agreement, dated as of October 27, 2020, by and among Callaway Golf Company and certain stockholders of Topgolf International, Inc. (Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on October 27, 2020).

4.	Registration Rights Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, Topgolf International, Inc. and certain stockholders of Topgolf International, Inc. (Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on October 27, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTRIVER MANAGEMENT, LLC

By:	/s/ Erik J. Anderson
Erik J. Anderson
Its Manager

/s/ Erik J. Anderson
Erik J. Anderson

TGP ADVISORS, LLC

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J. Anderson
Erik J. Anderson
Its Manager

TGP MANAGER, LLC

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J. Anderson
Erik J. Anderson
Its Manager

TGP INVESTORS, LLC

By:	TGP Manager, LLC
Its Managing Member

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J. Anderson
Erik J. Anderson
Its Manager

TGP INVESTORS II, LLC

By:	TGP Manager, LLC
Its Managing Member

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J. Anderson
Erik J. Anderson
Its Manager

Dated: March 18, 2021

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among WestRiver Management, LLC, Erik J. Anderson, TGP Advisors, LLC, TGP Manager, LLC, TGP Investors, LLC and TGP Investors II, LLC, dated as of March 18, 2021.

2.	Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway Golf Company, 51 Steps, Inc., and Topgolf International, Inc. (Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 27, 2020).

3.	Stockholders Agreement, dated as of October 27, 2020, by and among Callaway Golf Company and certain stockholders of Topgolf International, Inc. (Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on October 27, 2020).

4.	Registration Rights Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, Topgolf International, Inc. and certain stockholders of Topgolf International, Inc. (Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on October 27, 2020).